                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                           WEATHERFORD ENTERRA, INC.
            ---------------------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.10 PAR VALUE
            ---------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   0009470761
            ---------------------------------------------------------
                                 (CUSIP NUMBER)

                                ELIZABETH FOLEY
                           FIRST RESERVE CORPORATION
                               475 STEAMBOAT ROAD
                          GREENWICH, CONNECTICUT 06830
                                 (203) 661-6601
            ---------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                               DECEMBER 31, 1996
            ---------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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

                                  SCHEDULE 13D

----------------------------------------            ----------------------------------------
  CUSIP NO. 293805107                               PAGE 2 OF 8 PAGES
----------------------------------------            ----------------------------------------
----------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            AmGo III, Limited Partnership
            I.R.S. Identification No.: 06-1176782
----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                           (b) / /
----------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            n/a
----------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                                / /
----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
----------------------------------------------------------------------------------------------
                        7           SOLE VOTING POWER
                                    0
  NUMBER OF             ----------------------------------------------------------------------
  SHARES                8           SHARED VOTING POWER
  BENEFICIALLY                      0
  OWNED BY              ----------------------------------------------------------------------
  EACH                  9           SOLE DISPOSITIVE
  REPORTING                         0
  PERSON                ----------------------------------------------------------------------
  WITH                  10          SHARED DISPOSITIVE
                                    0
----------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0
----------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                                       / /
----------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0
----------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            PN
----------------------------------------------------------------------------------------------



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

                                  SCHEDULE 13D

----------------------------------------            ----------------------------------------
  CUSIP NO. 293805107                               PAGE 3 OF 8 PAGES
----------------------------------------            ----------------------------------------
----------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            First Reserve Corporation
            I.R.S. Identification No.: 06-1210123
----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                           (b) / /
----------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
----------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                                 / /
----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------------------------------------------------------------------------------------------
                        7           SOLE VOTING POWER
                                    9,003,557 (Item 5)
  NUMBER OF             ----------------------------------------------------------------------
  SHARES                8           SHARED VOTING POWER
  BENEFICIALLY                      0
  OWNED BY              ----------------------------------------------------------------------
  EACH                  9           SOLE DISPOSITIVE
  REPORTING                         9,003,557 (Item 5)
  PERSON                ----------------------------------------------------------------------
  WITH                  10          SHARED DISPOSITIVE
                                    0
----------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            9,003,557
----------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                                        / /
----------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            17.2%
----------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            CO
----------------------------------------------------------------------------------------------



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
        This Statement on Schedule 13D (the "Schedule 13D", filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by American Gas & Oil Investors, Limited Partnership ("Fund I"), AmGO II, Limited Partnership ("Fund II"), First Reserve Secured Energy Assets Fund, Limited Partnership ("Fund IV"), First Reserve Fund V, Limited Partnership ("Fund V"), First Reserve Fund V-2, Limited Partnership ("Fund V-2") and First Reserve Fund VI, Limited Partnership ("Fund VI" and together with Fund I, Fund II, Fund IV, Fund V and Fund V-2, the "Funds") and by First Reserve Corporation ("First Reserve") with respect to the common shares (the "Shares") of Weatherford Enterra, Inc., a Delaware corporation (the "Issuer"), is hereby supplemented and amended as set forth below.

        ITEM 2.  IDENTITY AND BACKGROUND.
On December 31, 1996, First Reserve Fund III, Limited Partnership ("Fund III") dissolved and was liquidated in accordance with its terms. At such time, the assets of Fund III, including without limitation the Shares owned of record by Fund III, were distributed pro rata to its partners, including First Reserve, as General Partner.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Paragraph (a) of Item 5 is hereby amended to add following the table contained therein the following sentence:

        On December 31, 1996, Fund III was dissolved and liquidated in accordance with its terms and ceased to own any Shares. Pursuant to such dissolution and liquidation, First Reserve received a pro rata distribution of 33,935 Shares, representing less than 0.1% of the outstanding Shares.



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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct. Dated: March 13, 1997.

                                          FIRST RESERVE CORPORATION

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title: Treasurer

                                          AMERICAN GAS & OIL INVESTORS,
                                            LIMITED PARTNERSHIP

                                          By: First Reserve Corporation,
                                            as Managing General Partner

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title: Treasurer

                                          AMGO II, LIMITED PARTNERSHIP

                                          By: First Reserve Corporation,
                                            as Managing General Partner

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title: Treasurer





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


                                          FIRST RESERVE FUND V, LIMITED
                                           PARTNERSHIP

                                          By: First Reserve Corporation,
                                            as Managing General Partner

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title: Treasurer

                                          FIRST RESERVE FUND V-2, LIMITED
                                            PARTNERSHIP

                                          By: First Reserve Corporation,
                                            as Managing General Partner

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title: Treasurer

                                          FIRST RESERVE FUND VI, LIMITED
                                            PARTNERSHIP

                                          By: First Reserve Corporation,
                                            as Managing General Partner

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title: Treasurer




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


                                   SCHEDULE I

     1. The name, business address, and present principal occupation or employment of each of the executive officers and directors of First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is 475 Steamboat Road, Greenwich, Connecticut 06830, (ii) each such person is a citizen of the United States, and (iii) such person does not have any other principal occupation:

           NAME AND POSITION WITH
           FIRST RESERVE CORPORATION
           -------------------------
           John A. Hill
           Chairman, Managing Director and Director

           William E. Macaulay
           President and Chief Executive
             Officer, Managing Director
             and Director

           David H. Kennedy
           Managing Director and Director

           Elizabeth C. Foley
           Managing Director, Treasurer and Secretary

           Jonathan S. Lunker
           Managing Director

           Bruce M. Rothstein
           Managing Director

           Cathleen M. Ellsworth
           Vice President

           Charlotte K. Tarr
           Vice President

           Steven H. Pruett
           Vice President



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